FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 18, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit    Description

No. 1      RNS Announcement, re: October Output Statement dated 18 November 2004




18 NOVEMBER 2004

BRITISH ENERGY plc - OUTPUT STATEMENT

A summary of net output from all of British Energy's power stations in October is given in the table below, together with comparative data for the previous financial year:-

                                        2003/04                                  2004/05
                             October            Year to Date           October        Year to Date

                        Output      Load      Output     Load     Output     Load     Output     Load
                         (TWh)   Factor (%)   (TWh)     Factor     (TWh)    Factor     (TWh)    Factor
                                                          (%)                 (%)                 (%)
UK Nuclear               4.61        65       37.87       77       4.44       62       33.12      67
UK Other                 0.88        61        3.12       31       0.46       32       3.53       35


Planned Outages

-       A refuelling outage was carried out on one unit at Dungeness B.
- Low load refuelling was carried out on one unit at Hunterston B, one unit at Heysham 2 and both units at Torness.
-       A statutory outage continued on one unit at Heysham 1.
- Both units at Hartlepool remained shutdown to carry out statutory outage work and planned work on cast iron pipework.

Restart

- Both units at each of Heysham 1 and Hartlepool remain shutdown. Although work to demonstrate the integrity of certain boilers has been virtually completed, we are continuing to make other modifications to Hartlepool and Heysham 1 before they are restarted. The Company does not currently expect Heysham 1 and Hartlepool to return to service before mid-December.

Output

- In light of this, the Company has reduced its target for nuclear output for the financial year 2004/2005 to 59.5 TWh.


Contact:

Andrew Dowler                    020 7831 3113        (Media Enquiries)
John Searles                     01355 262202         (Investor Relations)


Find this News Release on our web-site: www.british-energy.com




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 18, 2004                    BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations